EASTMAIN

NEWS RELEASE

TSX Symbol: ER
July 17, 2009

Drilling Underway at Eau Claire Gold Deposit
Exploration Work Begins at Radisson

Eastmain Resources Inc. (TSX:ER) announces that definition drilling is underway at its wholly-owned Eau Claire gold deposit. The 2009 summer/fall drill program has been designed to test the Main Group of Veins (MGV) along the southern limits of the known resource as well as newly defined T-Series veins located north of the current resource. Drilling will continue to delineate and define measured gold resources within the upper third of Eau Claire, which may be extracted by open-pit mining methods.

The Company has completed 125 HQ drill holes totaling 21,720 metres over the past 18 months at Eau Claire. 365 of approximately 1,000 intersections from multiple gold-bearing veins in the deposit contain an average grade of 14.0 grams gold per tonne across an average thickness of 1.32 metres, while 150 intervals of vein and schist hosting visible gold contain an average grade of 28.2 grams gold per tonne (0.82 ounces per ton) over an average thickness of 1.33 metres. Of these, 100 vein intercepts averaged 40.4 grams gold per tonne (1.18 ounces per ton).

Drilling in 2008 discovered a new swarm of veins, referred to as the T-Veins, north of and parallel to the MGV. 60 high-grade, gold-bearing T-Vein intervals assayed from 147.1 grams gold per tonne over 0.5 metres to 18 grams gold per tonne over 4.7 metres.

At Clearwater a team of field geologists has also begun searching for a second deposit lateral to and north of Eau Claire, where past drilling and surface work indicate high-potential target areas for additional gold mineralization.

In addition to current field work, the Company has executed a service agreement with SGS Minerals (Lakefield Research) to proceed with metallurgical testing of the Main Group of Veins. The principal objectives are to evaluate the mining and milling characteristics of Eau Claire deposit rocks. Testing will include crushing, grinding and gravity recovery for the purposes of establishing an appropriate gold recovery flowsheet. The program will also establish the general compatibility of Eau Claire ores with those from Goldcorp's (Les Mines Opinaca's) Roberto deposit, at it's Éléonore gold project.

Exploration is also underway at the Company's 100%-owned Radisson Project, located approximately 55 kilometres south of the village of Radisson (LaGrande-2). The Radisson project covers a 20-kilometre-long trend with numerous surface gold showings, within what is thought to be the same volcanic-sedimentary belt as that hosting Clearwater and Éléonore. Radisson is highly prospective for both sediment-hosted deposits, such as Roberto, and volcanic-hosted deposits like Eau Claire.

Exploration is planned for a total of five projects in the James Bay region during this field season, including the Eastmain gold deposit and Éléonore South.

This news release was prepared by Dr. Donald J. Robinson, P. Geo., the qualified person supervising the project in accordance with NI 43-101.

Eastmain is a Canadian gold exploration company with 100% interest in the Eau Claire and Eastmain gold deposits. The Corporation approximately $18.3 Million in working capital and holds an interest in 12 projects within the James Bay District, including the Éléonore South property, where a gold discovery has been found in a similar geologic setting to Goldcorp's Éléonore Project (Roberto deposit). Eastmain has an annual budget of $4 million for gold exploration in Québec.

For further information please contact Eastmain Resources Inc.: Dr. Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: info@eastmain.com or visit our website at www.eastmain.com.